CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES PRICING OF 15,000,000 COMMON UNITS

ATHENS, Greece, September 3, 2014 — Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) today announced that it has priced its public offering of 15,000,000 common units representing limited partnership interests at a public offering price of $10.53 per common unit. The Partnership has granted the underwriters a 30-day option to purchase an additional 2,250,000 common units to cover overallotments, if any. The Partnership intends to use the net proceeds from the public offering (i) to partially fund the approximately $311,500,000 aggregate purchase price of, including the $30,224,500 deposit for, the two 50,000 deadweight product carriers Hull Nos. 027 and 028, the CMA CGM Amazon (ex Akadimos), the CMA CGM Uruguay (ex Adonis) and the CMA CGM Magdalena (ex Anaxagoras) (collectively, the “Vessels”), (ii) to repurchase from Capital Maritime & Trading Corp. (“Capital Maritime”) approximately $60.0 million of common units and to cancel such common units upon completion of the public offering, and (iii) for general partnership purposes. The offering is expected to close on September 8, 2014.

The Partnership’s common units trade on the Nasdaq Global Market under the symbol “CPLP”.

The joint book-running managers for this offering are UBS Investment Bank, BofA Merrill Lynch and Wells Fargo Securities. The co-lead managers are Barclays, Jefferies, Raymond James and RBC Capital Markets, and the co-managers are Stifel and Credit Agricole CIB.

When available, copies of the prospectus supplement and accompanying prospectus related to this offering may be obtained from UBS Investment Bank, Attention: Prospectus Dept., 299 Park Avenue, New York, NY 10171, or by calling UBS toll-free at: 888-827-7275, from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, or by emailing dg.prospectus_requests@baml.com, or from Wells Fargo Securities, Attention: Equity Syndicate Dept. 375 Park Avenue, New York, NY 10152, by emailing cmclientsupport@wellsfargo.com or by calling (800) 326-5897.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying prospectus.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

Forward-Looking Statements

The statements in this press release that are not historical facts, including (x) the expected use of proceeds from the offering, (y) the acquisitions of the Vessels and (z) the repurchase of common units from Capital Maritime, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis E. Lazaridis, CEO and CFO	Nicolas Bornozis
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com